Broads LLC

Financial Statements

For the fiscal year ended December 31, 2022

(Unaudited)

Broads LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (0725) - 2	-20.00
LLC Checking (0010) - 1	30.03
LLC Savings (0000) - 1	50.01
Total Bank Accounts	**$60.04**
Total Current Assets	**$60.04**
Fixed Assets	
Furniture & fixtures	6,715.32
Total Fixed Assets	**$6,715.32**
TOTAL ASSETS	**$6,775.36**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	60.04
Partner investments	7,576.32
Retained Earnings	-861.00
Net Income	
Total Equity	**$6,775.36**
TOTAL LIABILITIES AND EQUITY	**$6,775.36**

Broads LLC
Income Statement
January - December 2022

	Total	
Income		
Total Income		
Gross Profit	**$**	**0.00**
Expenses		
Commissions & fees		165.00
Legal & accounting services		
Legal fees		500.00
Total Legal & accounting services	**$**	**500.00**
Supplies		
Supplies & materials		196.00
Total Supplies	**$**	**196.00**
Total Expenses	**$**	**861.00**
Net Operating Income	**-$**	**861.00**
Net Income	**-$**	**861.00**

Thursday, Nov 30, 2023 08:54:57 AM GMT-8 - Accrual Basis

Broads LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-861.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -861.00**
INVESTING ACTIVITIES	
Furniture & fixtures	-6,715.32
Net cash provided by investing activities	**$ -6,715.32**
FINANCING ACTIVITIES	
Partner investments	7,576.32
Net cash provided by financing activities	**$7,576.32**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

Member Equity	
Beginning Equity (Inception 11/15/2022)	$ -
Member Contributions*	$7,576.32
Net Income	$ (861.00)
Ending Equity 12/31/22	$6,715.32
*Two Member LLC with Equal Interests	
Cole	$3,788.16
Mallo	$3,788.16

Broads, LLC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

Broads, LLC (the "Company"), is a corporation organized under the laws of the State of Tennessee. The Company operates a female-forward cocktail lounge.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

   The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees

   Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Broads, LLC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2022

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.